May 31, 2022

VIA EDGAR

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited
Amendment No. 7 to Registration Statement on Form F-1
Filed May 6, 2022
File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated May 27, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1.	Please amend the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the prospectus cover page, provide cross-references to these other discussions.

Response: We acknowledge Staff’s comment and revised the cover page, the summary risk factors and risk factors sections to state that, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. On the prospectus cover page, we provided cross-references to these other discussions.

2.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your prospectus cover page and in the summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the summary.

Response: We acknowledge Staff’s comment and stated on the prospectus cover page and in the summary that we have no such cash management policies that dictate how funds are transferred.

Conventions that Apply to this Prospectus, page ii

3.	Please revise the definition of “China” and the “PRC,” so that it does not exclude Hong Kong or Macau. Revise the disclosure in your prospectus accordingly. You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Response: We acknowledge Staff’s comment and revised the definition of “China” and the “PRC,” so that it does not exclude Hong Kong or Macau.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC